UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended __________________ Commission File Number ___________________________

Elemental Royalty Corporation

(formerly Elemental Altus Royalties Corp.)

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English (if applicable))

British Columbia (Province or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification Number)

1020 – 800 West Pender

Vancouver, British Columbia V6C 2V6, Canada

(604) 646-4527
(Address and telephone number of registrant’s principal executive offices)

C T Corporation System

28 Liberty Street

New York, New York 10005

Tel: (212) 894-8940

Name, address (including zip code) and telephone

number (including area code) of agent for service in the

United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:

Common Shares	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes      ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☐ Yes      ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

EXPLANATORY NOTE

Elemental Altus Royalties Corp. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file this registration statement (this “Registration Statement”) pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Securities and Exchange Commission (the “Commission”). The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. The common shares of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Registrant is filing this Amendment No. 1 to the Registration Statement to include additional exhibits, each of which is being incorporated by reference in the Registration Statement, and update the section entitled “Nasdaq Corporate Governance”.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement contain forward-looking statements within the meaning of Section 21E of the Exchange Act, and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) that reflect our management’s expectations with respect to future events, our financial performance and business prospects. Additionally, the safe harbor provided in Section 21E of the Exchange Act and Section 27A of the Securities Act applies to any forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Contractual Obligations” in this Registration Statement on Form 40-F. All statements other than statements of historical fact are forward-looking statements. The use of the words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words (including negative and grammatical variations), or statements that certain events or conditions “may” or “will” occur, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, including, without limitation, those described in the Company’s Annual Information Form for the year ended December 31, 2024 filed as Exhibit 99.83 to this Registration Statement, its Management’s Discussion and Analysis for the year ended December 31, 2024 filed as Exhibit 99.58 to this Registration Statement, and its Management’s Discussion and Analysis for the three- and sixth-month periods ended September 30, 2025 filed as Exhibit 99.119. No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the Exhibits incorporated by reference into this Registration Statement should not be unduly relied upon. The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements were made. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof, except as required by applicable law. Nor does the Registrant assume any obligation to update such forward-looking statements in the future, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the Commission, to prepare this Registration Statement in accordance with Canadian disclosure requirements, which are different from those of the United States. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Commission in subpart 1300 of Regulation S-K (the “Mining Modernization Rules”). Accordingly, information contained in this Registration Statement may not be comparable to similar information made public by U.S. companies reporting pursuant to the Mining Modernization Rules. The Registrant prepares its financial statements, which are filed with this Registration Statement in accordance IFRS Accounting Standards as issued by the International Accounting Standards Board, and they are subject to Canadian auditing and auditor independence standards. Such financial statements may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.126, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits as Exhibit 99.114 through 99.116, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement.

DESCRIPTION OF CAPITAL STRUCTURE

The required disclosure is included under the heading “Description of Capital Structure” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2024, attached hereto as Exhibit 99.83.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

In accordance with General Instruction B.(12) of Form 40-F, the required disclosure is included under the heading “Note 16 Financial Instruments” in the Audited Annual Financial Statements for the year ended December 31, 2024 filed as Exhibit 99.57 to this Registration Statement.

CURRENCY

Unless otherwise indicated, dollar amounts in this Registration Statement are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on November 14, 2025, based upon the daily exchange rate as quoted by the Bank of Canada was US$1.00 = Cdn.$1.4025.

NASDAQ CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the listing rules of the Nasdaq Stock Market LLC (the “Nasdaq Stock Market Rules”) must disclose the ways in which its corporate governance practices differ from those followed by domestic companies. As required by Nasdaq Stock Market Rule 5615(a)(3), the Registrant will disclose on its website, https://elementalaltus.com/, as of the listing date, each requirement of the Nasdaq Stock Market Rules that it does not follow and describe the home country practice followed in lieu of such requirements.

A description of the ways in which the Company anticipates its governance practices will differ from those followed by domestic companies pursuant to Nasdaq standards are as follows:

Shareholder Meeting Quorum Requirements: The Registrant does not follow Nasdaq Stock Market Rule 5620(c) which requires that the minimum quorum requirement for a meeting of shareholders be 33 1/3 % of the outstanding common shares. In lieu of following Nasdaq Stock Market Rule 5620(c), the Registrant follows the rules of the Business Corporations Act (British Columbia) (the “BCBCA”). As permitted by Section 172(1) of the BCBCA, the Company’s Articles of Incorporation set out a quorum requirement for the transaction of business at a meeting of shareholders as being at least two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% percent of the Company’s issued common shares entitled to vote at the meeting.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereto duly authorized.

ELEMENTAL ROYALTY CORPORATION

/s/ David Cole
Name:	David Cole
Title:	Chief Executive Officer

Date: November 17, 2025

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this registration statement on Form 40- F/A (Amendment No.1).

Exhibit	Description
99.1*	News Release dated January 2, 2024
99.2*	News Release dated February 20, 2024
99.3*	News Release dated February 29, 2024
99.4*	News Release dated March 4, 2024
99.5*	News Release dated April 4, 2024
99.6*	Audited Consolidated Annual Financial Statements for the years ended December 31, 2023 and 2022, dated April 16, 2024
99.7*	Management’s Discussion and Analysis for the years ended December 31, 2023 and 2022, dated April 16, 2024
99.8*	Alberta Form 13-501F1 Class 1 Reporting Issuers and Class 3B Reporting Issuers – Participation Fee, dated April 17, 2024
99.9*	Ontario Form 13-502F1 Class 1 Reporting Issuers and Class 3B Reporting Issuers – Participation Fee, dated April 17, 2024
99.10*	News Release dated April 17, 2024
99.11*	Annual Information Form for the fiscal year ended December 31, 2023, dated April 29, 2024
99.12*	Certification of Annual Filings by CEO (Form 52-109FV1) dated April 29, 2024
99.13*	Certification of Annual Filings by CFO (Form 52-109FV1) dated April 29, 2024
99.14*	News Release dated May 8, 2024
99.15*	Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2024 and 2023, dated May 16, 2024
99.16*	Management’s Discussion and Analysis for the three months ended March 31, 2024, dated May 16, 2024
99.17*	Certification of Interim Filings by CEO (Form 52-109FV2) dated May 21, 2024
99.18*	Certification of Interim Filings by CFO (Form 52-109FV2) dated May 21, 2024
99.19*	News Release dated May 21, 2024
99.20*	News Release dated July 4, 2024
99.21*	Material Change Report dated July 4, 2024
99.22*	News Release dated July 22, 2024
99.23*	News Release dated August 6, 2024
99.24*	News Release dated August 13, 2024
99.25*	Condensed Interim Consolidated Financial Statements as at and for the three and six months ended June 30, 2024 and 2023, dated August 15, 2024
99.26*	Management’s Discussion and Analysis for the three and six months ended June 30, 2024, dated August 15, 2024
99.27*	Certification of Interim Filings by CEO (Form 52-109FV2) dated August 19, 2024
99.28*	Certification of Interim Filings by CFO (Form 52-109FV2) dated August 19, 2024
99.29*	News Release dated August 19, 2024
99.30*	News Release dated September 5, 2024

Exhibit	Description
99.31*	News Release dated October 7, 2024
99.32*	News Release dated October 16, 2024
99.33*	News Release dated October 23, 2024
99.34*	News Release dated October 29, 2024
99.35*	Advance Notice Policy dated October 28, 2024
99.36*	News Release dated October 30, 2024
99.37*	Management Information Circular dated October 30, 2024
99.38*	Notice of Meeting dated October 30, 2024
99.39*	Abridgement Certificate dated November 5, 2024
99.40*	Material Change Report dated November 8, 2024
99.41*	Report of Exempt Distribution (Form 45-106F1)
99.42*	News Release dated November 12, 2024
99.43*	News Release dated November 14, 2024
99.44*	Condensed Interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2024 and 2023, dated November 14, 2024
99.45*	Management’s Discussion and Analysis for the three and nine months ended September 30, 2024, dated November 14, 2024
99.46*	Certification of Interim Filings by CEO (Form 52-109FV2) dated November 18, 2024
99.47*	Certification of Interim Filings by CFO (Form 52-109FV2) dated November 18, 2024
99.48*	News Release dated November 18, 2024
99.49*	News Release dated November 29, 2024
99.50*	News Release dated December 9, 2024
99.51*	News Release dated December 17, 2024
99.52*	News Release dated December 31, 2024
99.53*	News Release dated January 27, 2025
99.54*	News Release dated March 3, 2025
99.55*	News Release dated March 18, 2025
99.56*	News Release dated April 14, 2025
99.57*	Audited Consolidated Annual Financial Statements for the years ended December 31, 2024 and 2023, dated April 16, 2025
99.58*	Management’s Discussion and Analysis for the years ended December 31, 2024 and 2023, dated April 16, 2025
99.59*	Alberta Form 13-501F1 Class 1 Reporting Issuers and Class 3B Reporting Issuers – Participation Fee, dated April 16, 2025
99.60*	Ontario Form 13-502F1 Class 1 Reporting Issuers and Class 3B Reporting Issuers – Participation Fee, dated April 16, 2025
99.61*	News Release dated April 16, 2025
99.62*	Certification of Interim Filings by CEO (Form 52-109FV2) dated April 30, 2025
99.63*	Certification of Interim Filings by CFO (Form 52-109FV2) dated April 30, 2025
99.64*	News Release dated May 1, 2025
99.65*	News Release dated May 16, 2025
99.66*	Condensed Interim Consolidated Financial Statements as at and for the three months ended March 31, 2025 and 2024, dated May 15, 2025
99.67*	Management’s Discussion and Analysis for the three months ended March 31, 2025, dated May 15, 2025
99.68*	Certification of Interim Filings by CEO (Form 52-109FV2) dated May 20, 2025
99.69*	Certification of Interim Filings by CFO (Form 52-109FV2) dated May 20, 2025
99.70*	News Release dated May 20, 2025

Exhibit	Description
99.71*	News Release dated May 28, 2025
99.72*	News Release dated June 12, 2025
99.73*	News Release dated June 17, 2025
99.74*	Management Information Circular dated June 18, 2025
99.75*	Notice of Meeting dated June 18, 2025
99.76*	News Release dated July 29, 2025
99.77*	News Release dated July 31, 2025
99.78*	News Release dated August 14, 2025
99.79*	Condensed Interim Consolidated Financial Statements as at and for the three and six months ended June 30, 2025 and 2024, dated August 15, 2025
99.80*	Management’s Discussion and Analysis for the three and six months ended June 30, 2025, dated August 15, 2025
99.81*	Certification of Interim Filings by CEO (Form 52-109FV2) dated August 18, 2025
99.82*	Certification of Interim Filings by CFO (Form 52-109FV2) dated August 18, 2025
99.83*	Annual Information Form for the fiscal year ended December 31, 2024, dated August 18, 2025
99.84*	Certification of Annual Filings in connection with voluntarily filed AIF – CEO (Form 52-109F1) dated August 18, 2025
99.85*	Certification of Annual Filings in connection with voluntarily filed AIF - CFO (Form 52-109F1) dated August 18, 2025
99.86*	News Release dated August 18, 2025
99.87*	News Release dated August 28, 2025
99.88*	News Release dated September 2, 2025
99.89*	News Release dated September 4, 2025
99.90*	News Release dated September 11, 2025
99.91*	Material Change Report dated September 12, 2025
99.92*	Voting Support Agreement, dated September 4, 2025, by and between the Registrant and Dawson Brisco
99.93*	Voting Support Agreement, dated September 4, 2025, by and between the Registrant and David Johnson
99.94*	Voting Support Agreement, dated September 4, 2025, by and between the Registrant and David M. Cole
99.95*	Arrangement Agreement, dated September 4, 2025, by and among the Registrant and 1554829 B.C. Ltd. and EMX Royalty Corp.
99.96*	Subscription Agreement, dated September 4, 2025, by and between the Registrant and Tether Investments S.A. DE C V.
99.97*	Voting Support Agreement, dated September 4, 2025, by and between the Registrant and Paul Stephens
99.98*	Voting Support Agreement, dated September 4, 2025, by and between the Registrant and Extract Advisors LLC
99.99*	Voting Support Agreement, dated September 4, 2025, by and between the Registrant and Sunny Lowe
99.100*	Voting Support Agreement, dated September 4, 2025, by and between the Registrant and Stefan Wenger
99.101*	Voting Support Agreement, dated September 4, 2025, by and between the Registrant and Rocio Echegaray
99.102*	Voting Support Agreement, dated September 4, 2025, by and between the Registrant and Michael Winn
99.103*	Voting Support Agreement, dated September 4, 2025, by and between the Registrant and Malik Duncan
99.104*	Voting Support Agreement, dated September 4, 2025, by and between the Registrant and Henrik Lundin
99.105*	Voting Support Agreement, dated September 4, 2025, by and between the Registrant and Geoff Smith
99.106*	Voting Support Agreement, dated September 4, 2025, by and between the Registrant and Eric Jensen
99.107*	Voting Support Agreement, dated September 4, 2025, by and between the Registrant and Douglas Reed
99.108*	News Release dated September 16, 2025
99.109*	Material Change Report dated September 16, 2025

Exhibit	Description
99.110*	Abridgement Certificate dated October 3, 2025
99.111*	Management Information Circular dated September 29, 2025
99.112*	Notice of Meeting dated October 3, 2025
99.113*	News Release dated October 3, 2025

Consents
99.114	Consent of PricewaterhouseCoopers LLP
99.115*	Consent of Richard Evans, BSc (Hons) GradDip Business FAusIMM
99.116*	Consent of Timothy Strong, BSc (Hons) ACSM FGS MIMMM RSci

Additional Filings
99.117	News Release dated November 4, 2025
99.118	Condensed Interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2025 and 2024, dated November 12, 2025
99.119	Management’s Discussion and Analysis for the three and nine months ended September 30, 2025, dated November 12, 2025
99.120	Certification of Interim Filings by CEO (Form 52-109FV2) dated November 12, 2025
99.121	Certification of Interim Filings by CFO (Form 52-109FV2) dated November 12, 2025
99.122	News Release dated November 12, 2025
99.123	News Release dated November 13, 2025
99.124	Material Change Report dated November 13, 2025
99.125	Certificate of Change of Name dated November 13, 2025
99.126	News Release dated November 17, 2025

*Previously Filed